Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been added in Schedule A: John Flint

- Individual Principal has been added in Schedule A: Jacob Aarup-Andersen

- Individual Principal has been removed from Schedule A: Peter Kessiakoff

- Amendment to item 18 under Applicant Data – Page 3 to reflect that the applicant has 21 Principals who are individuals

- Form 7-R has been uploaded as an exhibit (previously submitted to the SEC by email)

- Form 7-R has been amended to reflect new Accounting Contact under section Membership Contact Information